Exhibit 99.1

NURAN WIRELESS INC.

(the “Corporation”)

EXECUTIVE COMPENSATION

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2025

In accordance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations, the Canadian Securities Administrators have issued guidelines on executive compensation disclosure for venture issuers as set out in Form 51-102F6V. The objective of the disclosure is to communicate the compensation the Corporation paid, made payable, awarded, granted, gave or otherwise provided to each named executive officer and director for the financial year, and the decision-making process relating to compensation. The disclosure will provide insight into executive compensation as a key aspect of the overall stewardship and governance of the Corporation and will help shareholders of the Corporation understand how decisions about executive compensation are made. The Corporation’s approach to executive compensation is set forth below.

Director and Named Executive Officer Compensation

Executive compensation is required to be disclosed for each (i) Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), (ii) each Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year), (iii) the most highly compensated executive officer (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year whose total compensation was, individually, more than $150,000; and (iv) each individual who would meet the definition set forth in (iii) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year (the “Named Executive Officers” or “NEO’s”).

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all compensation paid or accrued, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation or any subsidiary thereof, to each Named Executive Officer and director of the Corporation, for each of the two most recently completed financial years ended December 31, 2025 and 2024.

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites	All Other Compensation ($)	Total Compensation ($)
Francis Létourneau, Chief Executive Officer and President	2025 2024	175,000 121,154	Nil Nil	Nil Nil	Nil Nil	Nil Nil	175,000 121,154
Jim Bailey, Chief Financial Officer	2025 2024	157,566 114,867	Nil Nil	Nil Nil	Nil Nil	Nil Nil	157,566 114,867

External Management Companies

Please refer to “Employment, Consulting and Management Agreements” below for disclosure relating to any external management company employing, or retaining individuals, acting as Named Executive Officers of the Corporation, or that provide the Corporation’s executive management services and allocate compensation paid to any Name Executive Officer or director.

No director of NuRAN who is not an NEO has received, other than described below, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or any arrangement for the compensation of directors for services as consultants or expert.

The Resulting Issuer’s NEOs have all entered into employment agreements with the Resulting Issuer. Each agreement specifies the terms and conditions of employment, the duties and responsibilities of the executive during the term, the compensation and benefits to be provided by the Resulting Issuer in exchange for each executive’s services, and the compensation and benefits to be provided by the Resulting Issuer in the event of a termination of employment.

On March 30, 2021, Mr. Letourneau entered into an employment agreement (the “Letourneau Employment Agreement”) pursuant to which he is entitled to a base annual salary of $240,000 which is subject to increase to $350,000 on the earlier of: (i) the Resulting Issuer achieving a project debt financing under any of its network as a service agreements, or (ii) the date the Resulting Issuer completes an equity financing for minimum gross proceeds of $1,000,000. Mr. Letourneau is entitled to participate in any executive incentive bonus plans and is entitled to receive options at the discretion of the Board and received a special warrant to acquire up to 3,200,000 Common Shares of the Resulting Issuer upon the achievement of certain performance milestones including but not limited to the execution of additional network as a service or other agreements for proposed build out of site in a new country not previously contracted for the build out of sites by the Resulting Issuer; execution of a network as a service agreement resulting in an additional 1,000-5.000 cumulative sites under contract; the first $1,000,000 of revenue achieved from any network as a service agreement; and upon the first closing of any network as a service project financing in any country.

On September 3, 2021, the Resulting Issuer entered into a consulting agreement with Questus Consulting Ltd. (“Questus”), a company that is 50% controlled by Jim Bailey, Chief Financial Officer, and 50% controlled by his spouse (the “Questus Agreement”). Pursuant to the terms of the Questus Agreement, the Resulting Issuer will pay Questus a fixed fee of $20,833.33 per month in consideration of certain management consulting services provided by Questus including managing the financing and banking functions of the Resulting Issuer and overseeing the procedures for internal controls management of continuous disclosure filings of the Resulting Issuer. Under the terms of the Questus Agreement, Questus will be entitled to receive options of the Resulting Issuer under the Resulting’s Issuer equity compensation plan at the discretion of the Board and was issued a performance warrant to acquire a total of up to 1,600,000 Common Shares of the Resulting Issuer based on the Resulting Issuer reaching certain successful milestones in strategic planning, growth, increased revenue and achievement of operation targets and subject to the completion of a minimum of four months of continued employment from the date of the Questus Agreement. The Questus Agreement does not have a predetermined term.

Employment, Consulting and Management Agreements

For the years ended December 31, 2024 and December 31, 2025, other than described above, the Resulting Issuer does not have any employment, consulting or management agreements or arrangements with any of the current NEOs or directors.

Termination and Change of Control Benefits

Other than as described below, the Resulting Issuer does not have any compensatory plan, contract or arrangement where a NEO is entitled to receive a payment from the Resulting Issuer or its subsidiary, including periodic payments or instalments in the event of: (i) a change of control of the Resulting Issuer or its subsidiary or (ii) a change in the responsibilities of such Named Executive Officer following a change in control.

The Letourneau Employment Agreement provides for certain compensation in the case of either (i) the director or indirect acquisition by any person or persons of more than 50% of the outstanding voting shares of the Resulting Issuer or the rights to acquire such shares; or (ii) any director or indirect sale, transfer or disposition of all or substantially all of the assets of the Resulting Issuer (a “Change of Control”). In the event of a Change of Control of the Resulting Issuer and the occurrence of one or more of the following events: (i) the Resulting Issuer terminates Mr. Letourneau’s employment without cause within 12 months of the Change of Control of the Resulting Issuer; (ii) Mr. Letourneau resigns because of a reduction in salary of greater than 10% material reduction in his status, title, position or duties or responsibilities; or (iii) a material breach of the terms and conditions, pursuant to the Letourneau Employment Agreement, the Resulting Issuer will pay Mr. Letourneau an amount that includes the following: (i) the equivalent to 12-months of base salary in a lump sum and subject to applicable statutory deductions or withholdings or both, but not subject to any duty to mitigate or other principle of mitigation; (ii) 12-months of incentive compensation within 30 days of the termination of employment in a lump sum and subject to applicable statutory deductions and withholdings; (iii) accrued but outstanding vacation pay; (iv) and all options under the stock option plan will immediately vest and become exercisable for a period of 90 days from the end of the term of employment after which time all unexercised stock options will expire and will not be exercisable. If Mr. Letourneau’s employment is terminated without cause he is entitled to termination or pay in lieu of notice or any combination of the same as follows: (i) within 12 consecutive months of employment, one month of termination notice or pay in lieu of notice or any combination of the same; and (ii) after the first 12 consecutive month of employment, three months of termination notice or pay in lieu of notice or any combination of the same plus an additional one month of termination notice or pay in lieu of notice or any combination of same for each completed year of employment, to a total of a maximum of 12 months of termination notice or pay in lieu of notice or any combination of the same.

In the event of a change of control of the Resulting Issuer and pursuant to the terms and conditions of the Questus Agreement, whereby more than 50% of the outstanding voting shares of the Resulting Issuer are acquired by a person or persons, acting jointly and in concert, Questus is entitled to payment in the amount equivalent to 12 months of the aforementioned fixed fee, incentive compensation pursuant to the incentive compensation plan and the vesting of all of Questus’ unvested stock options under the Resulting Issuer’s stock option plan.

Stock Options and Other Compensation Securities

For the year ended December 31, 2025, the Corporation did not grant any compensation securities to directors or NEOs and consultants of the Corporation. No director or NEO of the Corporation has exercised any compensation securities during the financial year ended December 31, 2025.

Stock Option Plans and Other Incentive Plans

The Corporation’s Stock Option Plan provides that the Board may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, charitable organizations and consultants to the Corporation, non-transferable Options to purchase common shares, provided that the number of common shares reserved for issuance does not exceed ten percent (10%) of the issued and outstanding Corporation Shares at any given time. The exercise price or grant price for the Corporation Options, is determined by the directors of the Corporation which in no event will be less than the fair market value of the Corporation Shares at the time of grant. In connection with the foregoing, without prior receipt of disinterested shareholder approval, the number of Corporation Shares reserved for issuance to any individual director or officer will not exceed 5% of the then issued and outstanding Corporation Shares and the number available to any one consultant will not exceed two percent (2%) of the issued and outstanding Corporation Shares. Subject to board approval, Corporation Options may be exercised not later than 90 days, or such other day as determined in the discretion of the board, following cessation of the awardee’s position with the Corporation, provided that if the cessation of office, directorship, or consulting Amalgamation was by reason of death, such Corporation Option respectively, may be exercised within a maximum period of one year after such death, subject to the expiry date of such Corporation Option, and other Award. Upon completion of the Transaction, all current outstanding awards will be handled under the Corporation’s Stock Option Plan.

The Corporation also has a Restricted Share Unit Plan (the “RSU Plan”), last approved by the shareholders of NuRAN on May 30, 2024, the purpose of which is to provide discretionary bonuses and similar awards to directors, officers, employees and consultants of the Corporation (collectively, “Eligible Persons”) as an incentive and reward in connection with the achievement of long-term financial and strategic objectives of the Corporation and the corresponding enhancement of shareholder value. The RSU Plan is intended to further align the interests of Eligible Persons with those of shareholders by providing an opportunity to participate in increases in the value of the Corporation. Participation in the RSU Plan is voluntary and each grant of restricted share units (“RSUs”) is evidenced by a grant agreement entered into between the Corporation and the applicable participant. RSUs are non-assignable and non-transferable. The aggregate number of Common Shares issuable from treasury under the RSU Plan shall not exceed ten percent (10%) of the issued and outstanding Common Shares of the Corporation at any given time. The Board may, in its sole discretion, establish such performance conditions and vesting conditions in respect of RSUs as it considers appropriate, which conditions may differ among participants or grants, and may provide for vesting upon satisfaction of one or more performance conditions. Subject to applicable regulatory approvals, in the event of a change of control of the Corporation, RSUs that have not otherwise been cancelled will vest and become payable on the date such change of control occurs, and the Board may make arrangements to facilitate participation by recipients in the transaction. Except as otherwise provided in a grant agreement, RSUs shall vest on the later of (i) the vesting date determined by the Board at the time of grant, or if no such date is specified, the earlier of the expiry date of the RSU and the third anniversary of the grant date, and (ii) the date on which all applicable performance or vesting conditions have been satisfied (the “Trigger Date”). Where a Trigger Date occurs during a restricted period, vesting shall be deferred to the earlier of one business day following the end of such restricted period and the expiry date of the RSU. Upon vesting and subject to required approvals, RSUs shall be settled, at the discretion of the Board, by the issuance of one Common Share per vested RSU, the payment of a cash amount equal to the vesting date value of such RSU, or a combination thereof, net of any applicable withholding taxes, and in no event shall any RSU remain outstanding beyond its expiry date.

Oversight and Description of Director and NEO Compensation

The Board has not created or appointed a compensation committee given the Resulting Issuer’s current size and stage of development. All tasks related to developing and monitoring the Resulting Issuer’s approach to the compensation of its NEOs and directors are performed by the members of the Board. The compensation of the NEOs, directors and the Resulting Issuer’s employees or consultants is reviewed, recommended and approved by the Board without reference to any specific formula or criteria. NEOs that are also directors of the Resulting Issuer are involved in discussion relating to compensation and disclose their interest in and abstain from voting on compensation decisions relating to them, as applicable, in accordance with the applicable corporate legislation.

The Resulting Issuer’s compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Resulting Issuer’s business objectives of improving overall corporate performance and creating long term value for the shareholders. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, including the advancement of the exploration and development goals of the Resulting Issuer.

The Resulting Issuer’s current compensation program is comprised of three major components: base salary or fees, short term incentives such as discretionary bonuses and long-term incentives such as stock options.

In making compensation decisions, the Board strives to find a balance between short-term and long-term compensation and cash versus equity incentive compensation. Base salaries or fees and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs and directors to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary or fee for each NEO, as applicable, is determined by the Board based on the level of responsibility and experience of the individual, the relative importance of the position to the Resulting Issuer, the professional qualifications of the individual and the performance of the individual over time. The NEOs’ performances and salaries or fees are to be reviewed periodically. Increases in salary or fees are to be evaluated on an individual basis and are performance and market based. The amount and award of cash bonuses to key executives and senior management is discretionary, depending on, among other factors, the financial performance of the Resulting Issuer and the position of a participant.

Pension Benefits

The Resulting Issuer does not have a pension benefit arrangement under which the Resulting Issuer have made payments to the directors and or Named Executive Officers of the Resulting Issuer during its fiscal years ended December 31, 2025 and December 31, 2024 or intends to make payments to the Resulting Issuer’s directors or Named Executive Officers upon their retirement (other than the payments set out above and those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).